UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
          PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

       Date of Report (Date of earliest event reported): October 18, 2002

                         SILVERLINE TECHNOLOGIES LIMITED
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                                Republic of India
                 (Jurisdiction of incorporation or organization)

                                Unit 121, SDF IV
                              SEEPZ, Andheri (East)
                             Mumbai (Bombay) 400096
                                      India
                                (91) 22-829-1950
                    (Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F X Form 40F___


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes__ No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.

     Silverline Technologies Limited (the "Company") announced on October 16, 2002 that it would be unable to file its Annual Report on Form 20-F for the fiscal year ended March 31, 2002 on time with the Securities and Exchange Commission. The Company had previously filed an extension of the time to file its Annual Report on Form 20-F under Rule 12b-25 of the Securities Exchange Act of 1934, as amended, but has since determined that it will be unable to comply with the filing deadline imposed by such rule. The Company is unable to complete its Annual Report on Form 20-F at this time because substantially all of management's attention has recently been devoted to negotiating the terms of the previously announced transaction with Cognizant Technology Solutions, dealing with legal disputes and efforts to raise additional capital. The Company anticipates filing its Annual Report on Form 20-F on or about November 29, 2002.


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


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly organized.


Date: October 18, 2002                      SILVERLINE TECHNOLOGIES LIMITED



                                            By: /s/ Ravi Subramanian
                                               --------------------------------
                                               Name:  Ravi Subramanian
                                               Title: Chairman


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



                                  EXHIBIT INDEX

Exhibit                    Description of Exhibit
-------                    ----------------------

1. Silverline Technologies Limited announces delay in the filing of its annual report on Form 20-F with the Securities and Exchange Commission.



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